EXHIBIT (d)

Securities of the Registrant Outstanding as of

30 June 2008

Outstanding Indebtedness of QTC (Face Value)

Maturity Analysis

	0-3 months	3-12 months	1-5 years	Over 5 Years	TOTAL
	(in $ millions)
Offshore Debt(1)	343	109	7,292	74,875	15,232
Domestic Debt(2)(3)	1,026	45	14,562	10,932	26,565
TOTAL ($M)	$1,369	$154	$21,854	$18,419	$41,796

Notes:
(1)	These totals have been translated into Australian dollars at a rate of exchange applicable at the balance date and do not include the net effect of currency swaps and forward currency contracts. They include US$376 million outstanding under the Corporation’s United States and European commercial paper facilities as at 30 June 2008 (2007: US$189 million) and US$384 million outstanding under a Euro Medium-Term Note facility as at 30 June 2008 (2007: US$135 million)
(2)	Maturities of discounted loans are included at face value.
(3)	These totals include A$1,000 million outstanding under the Corporation’s Australian dollar Treasury note facility as at 30 June 2008 (2007: A$380 million).

Other Guaranteed Debt and Contingent Liabilities

Under the provisions of the Act and the Statutory Bodies Financial Arrangements Act 1982 (as amended by the Statutory Bodies Financial Arrangements Amendment Act 1996), financial arrangements entered into by a statutory body may be guaranteed by the Treasurer on behalf of the Government of Queensland. That legislation also preserves similar guarantees given under legislation that it replaced. In addition, the Industrial Development Act 1963 preserves guarantees of borrowings of other bodies made under the Industrial Development Act 1963-1981. Guarantees are also given in respect of borrowings made by Co-operative Housing Societies which on-lend funds for home purchase.

The Queensland Government also guarantees all insurance policies issued prior to 1 December 1996 by the Suncorp Insurance and Finance Corporation (“Suncorp”). Suncorp, together with Suncorp Building Society and Queensland Industry Development Corporation merged with Metway Bank Limited with effect from 1 December 1996. Pursuant to the provisions of the State Government Institution and Metway Merger Facilitation Act 1996, all insurance policies (principally concerning life insurance, general insurance and superannuation) issued by Suncorp prior to 1 December 1996 will continue to be guaranteed by the Queensland Government.

The State’s contingent liabilities on account of guaranteed debt (other than the debt detailed under Queensland Treasury Corporation) equates to approximately $3 billion as at 30 June 2008.

Exchange Rate of the Australian Dollar

Exchange rates for the major currencies in which debt of Queensland Treasury Corporation and Queensland is denominated, expressed as an Australian dollar against the foreign currency equivalent are shown in the table below:

Currency As at 30 June	2003-04	2004-05	2005-06	2006-07	2007-08
US Dollar	0.6889	0.7637	0.7433	0.8487	0.9626
Japanese Yen	74.82	84.14	85.11	104.70	101.93
Swiss Franc	0.8721	0.9778	0.9150	1.0453	0.9793
Pounds Sterling	0.3815	0.4224	0.4049	0.4236	0.4829
Euro	0.5702	0.6315	0.5841	0.6311	0.6096
NZ Dollar	1.0970	1.0907	1.2159	1.1025	1.2609

Source:	Reserve Bank of Australia

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